 PINSTRIPESNYC, INC.
c/o Maxim Group LLC
405 Lexington Avenue, New York, NY 10174

October 26, 2010
Lauren Nguyen
Staff Attorney
United States Securities and Exchange Commission
100 F Street, NE Mail Stop 3561
Washington, D.C. 20549

Re:          PinstripesNY, Inc.
Form 10
Filed August 11, 2010
File No. 000-54077

PinstripesNYC, Inc.
Form 10
Filed August 11, 2010
File No. 000-54078

PinstripesNYC, Inc.
Form 10
Filed August 11, 2010
File No. 000-54079

Dear Ms. Nguyen:

 This letter is in response to the comments contained in the Staff’s letter to PinstripesNY, Inc., PinstripesNYC, Inc., and PinstripesNYS, Inc. (each, individually, the “Company” and collectively the “Companies”), concerning the Form 10, filed by each of the Companies, with the Securities and Exchange Commission on August 11, 2010 (the “Original Form 10”), and dated September 7, 2010 (the “Comment Letter”).  We have filed an amendment (the “Amendment No. 1”) to each Company’s Original Form 10 concurrent with this letter incorporating and or responding to the requested changes.

 The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

 On behalf of the Companies, the following are our responses to the Staff’s comments:
Form 10

General

1.    Please make applicable conforming changes to your three registration statements on Form 10 based on our comments below.

RESPONSE:

 In response to the Staff’s comments, the conforming changes have been made to each of the three registration statements specified above.

 2.   Please revise to provide, at an appropriate place in your filing, a discussion of the material provisions of Rule 419 and how this applies to you. Please also add a risk factor to discuss any related material risks, if applicable.

RESPONSE:

             This comment was discussed with the Staff on September 14, 2010 and it was agreed that this comment is not applicable to the Company, as Rule 419 refers to a registration statement filed pursuant to the Securities Act of 1933 and not to Form 10 registration statements filed pursuant to the Securities Exchange Act of 1934.

Explanatory Note, page 2

 3.   We note your statement that once your registration statement is “deemed effective” you will be subject to the requirements of Section 13(a) of the Securities Exchange Act of 1934. Please revise to clarify that the Form 10 will become effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have cleared all of our comments. Please revise and confirm your understanding.

RESPONSE:

 In response to the Staff’s comment, we have revised our disclosure accordingly.

Business of Issuer, page 3

 4.   In one of your opening paragraphs, please revise to quantify your assets, which appear to be the $25,000 in capital provided by Maxim Kelyfos LLC. Please also disclose that your auditors have issued a going concern opinion.

RESPONSE:

 In response to the Staff’s comment, we have revised our disclosure accordingly.

 5.   Please provide more detail about the “unaffiliated third parties” that you may engage to conduct a due diligence review. Estimate the amount of costs you may incur to hire such parties.

RESPONSE:

 In response to the Staff’s comments, the Company has revised its disclosure to provide that it may engage certain unaffiliated third parties, including, but not limited to attorneys, accountants, consultants or other such professionals.  The Company has not identified any specific third parties that it may engage, however, it is possible that the Company will engage Maxim Group LLC (“Maxim Group”), a registered broker dealer and FINRA member affiliated with the Company’s management. Our current management also currently serves as management for Maxim Group.  There is currently no signed agreement or preliminary agreement or understanding between us and Maxim Group. Any finders fees paid to Maxim Group will be comparable with unaffiliated third party fees.  The amount of costs associated with hiring third parties to complete a business combination are difficult to determine as who we hire is dependent on a variety of factors including, but not limited to, the location of the target company and the size and complexity of the business of the target company

 6.   Please advise as to why you are unable to estimate the time and costs required to select and evaluate a target business.

RESPONSE:

 In response to the Staff’s comment, the Company has revised its disclosure to explain that the costs associated with completing a business combination are difficult to determine as they are dependent on a variety of factors including, but not limited to, the location of the target company and the size and complexity of the business of the target company.  These costs can only be estimated once the Company identifies a business combination target.

 7.   Please advise as to what you mean by the “indemnification” of a prospective business combination that is not completed.

RESPONSE:

 The reference to “indemnification” was intended to refer to the possibility of a break-up fee in the event a business combination transaction was initiated but not completed. We have decided to remove this reference to an indemnification because the Company does not intend to enter into a transaction pursuant to which a “break-up” or similar fee would be a condition.

 8.   Please provide the basis for your statement that the company is in a “highly competitive market” for a small number of business opportunities.

RESPONSE:

Through information obtained from industry professionals and publications, the Company is aware that there are hundreds of shell companies seeking a business combination target.  As a result, the Company believes that it is in a “highly competitive market” for a small number of business opportunities.

Form of Acquisition, page 4

 9.   Please provide more detail about how you intend to search for a business combination. Revise this section to discuss your strategy for successfully indentifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities. For example, discuss which affiliates, investment banking firms, lenders, private equity funds, consultants and attorneys you intend to contact.

RESPONSE:

 The Company’s management intends to use its various contacts and relationships, established primarily through management’s affiliation and work with Maxim Group, in order to identify and complete a business combination. The Company does not have any specific plan or steps that it intends to take and instead it believes that management’s other affiliations and relationships will assist it in successfully identifying a business combination target.  The Amendment No. 1 has been revised throughout in order to clarify how the Company intends to complete a business combination target.

 10. Refer to the third sentence of the third paragraph on page 5. Please estimate the “substantial cost” and “substantial management time” that will be required. Please also disclose if there is an estimated timeline as to when you will identify your business combination targets. Advise as to whether management will be able to provide this time. We note, in this regard, that in the following paragraph you state your officer and director will “devote very limited time” to your business.

RESPONSE:

 In response to the Staff’s comments, the Company has revised its disclosure to provide that the costs that will be incurred are not ascertainable at this time as the costs are expected to be tied to the amount of time it takes to identify and complete a business combination transaction as well as the specific factors related to the business combination target that is chosen, including such factors as the location, size and complexity of the business of the target company.  Management believes that the specific costs cannot be ascertained until the Company has identified a business combination target.  The Company has not established a timeline with respect to the identification of business combination target.  We expect that the Company’s management, through its relationships and affiliations with Maxim Group, will use its contacts and business relationships to identify a business combination target for the Company. Although management expects that it will devote limited time to identifying a business combination target, management intends to devote as much as will be required in order to complete a business combination transaction.

 11. Please also include disclosure here or elsewhere in your summary that your principal officers are also the principal officers of other affiliated companies and will be dividing their time amongst these entities, if true.

RESPONSE:

 In response to the Staff’s comment, the Company has amended its disclosure.

Risk Factors, page 6

 12-19.    As risk factors are not required by smaller reporting companies, the Company has removed its reference to risk factors in the Amendment No. 1.  As a result, the Company feels a response to the Staff’s comments numbered 12-19 is not necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 14

 20. You state that you will be able to pay the costs of investigating and analyzing business combinations for the next 12 months by receiving funds from stockholders, management or other investors. Please provide the basis for this belief. For example, state whether you currently have any agreements in place with Mr. Teller or other potential investors to provide additional funds.

RESPONSE:

 In response to the Staff’s comments, the Company has revised its disclosure to clarify that we currently have no agreements or specific arrangements in place with stockholders, management or other investors, however, our management and current stockholder have indicated an intent to advance funds to the Company as needed in order to cover costs related to the Company’s Exchange Act filing requirements and investigating, analyzing and consummating an acquisition.  There are no assurances that such funds will be advanced or that the Company will be able to secure any additional funding as needed.

 21. Please revise to disclose quantitative information regarding your anticipated expenses for the next twelve months, including the costs of investigating, analyzing and consummating an acquisition and of filing Exchange Act reports for the next 12 months. Also disclose your monthly “burn rate” and the month you will run out of money assuming there are no changes in present trends.

RESPONSE:

 In response to the Staff’s comments, the Company has revised its disclosure to indicate that, in the next 12 months we expect to incur expenses equal to approximately $30,000 related to legal, accounting, audit, and other professional service fees incurred in relation to the Company’s Exchange Act filing requirements.  The costs related to the acquisition of a business combination target company are dependent on a variety of factors including, but not limited to, the amount of time it takes to complete a business combination, the location of the target company, and the size and complexity of the business of the target company, therefore such costs are unascertainable at this time.  Our management and sole stockholder have indicated an intent to advance funds on behalf of the Company as needed in order to accomplish its business plan and comply with its Exchange Act reporting requirements, however, there are no agreements in effect between the Company and our management and its stockholder.  As a result, there are no assurances that the Company will be able to obtain the required financing as needed in order to consummate a business combination transaction.

 22. Refer to the first sentence of the fourth paragraph. Please revise to disclose the amount of cash in your treasury as of a recent practicable date.

RESPONSE:

 In response to the Staff’s comments, the Company has revised its disclosure accordingly.

 23. Please provide the basis for your belief that there are numerous firms seeking the additional limited capital you may have.

RESPONSE:

 In response to the Staff’s comment, the Company has revised its disclosure to indicate that through information obtained from industry professionals and publications and as a result of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, the Company believes that there are numerous firms seeking the perceived benefits of a public reporting company.

 24. Please also revise this section to provide a detailed plan of how you intend to find a business acquisition target over the next 12 months. Describe each step that you will take, a timeline to disclose when you will begin and end each step, the approximate amount of time required, and an estimate of the amount of necessary funds.

RESPONSE:

 In response to the Staff’s comment, we have revised this section.

Item 6. Executive Compensation. page 18

 25. Please revise to include a Summary Compensation Table.

RESPONSE:

 In response to the Staff’s comments, the Company has revised to include a Summary Compensation Table.

 26. Please disclose whether the policy regarding offers of any post-transaction employment to members of management is a written policy or merely a verbal agreement.

RESPONSE:

 The above referenced policy is a verbal understanding among management.  The Company has revised its disclosure accordingly.

Certain Relationships and Related Transactions, page 18

 27. You state that you relied on the exemption provided by Regulation D. Please advise as to why you did not file a Form D.

RESPONSE:

 The transaction referred to was also exempt from registration pursuant to Section 4(2) of the Securities Act, therefore the Company decided that the reliance on the exemption from registration provided by Regulation D was unnecessary and therefore believed a Form D filing was not required.  The Company has revised its Form 10 in order to indicate that it relied on the exemption from registration provided by Section 4(2) of the Securities Act.

Financial Statements

 28. Please provide updated financial statements in your next amendment pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:

 In response to the Staff’s comment, the Company has updated its financial statements in the Amendment No. 1.

 29. We note that you have filed the “Form of” Common Stock Purchase Agreement as Exhibit 10.1. Please revise to include the finalized Common Stock Purchase Agreement.

RESPONSE:

 While the reference in the index to the exhibits referred to a “Form of” Common Stock Purchase Agreement, the filed exhibit was the finalized Common Stock Purchase Agreement.  The Company has revised the reference included in the index to the exhibits.

 As requested, the Companies hereby acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in their filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

 Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

PinstripesNYC, Inc.

By:	/s/ Clifford Teller
Clifford Teller
President